April 7, 2008
Tim Buchmiller
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-3628

Re:	AMDL, Inc. Registration Statement on Form S-3 Filed February 27, 2008 File No. 333-149412
Dear Mr. Buchmiller:
AMDL, Inc. (the “Company”) is in receipt of the Staff’s letter dated March 6, 2008, regarding the Staff’s review of, and comment on, the Company’s Registration Statement on Form S-3 filed February 27, 2008. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via Federal Express and will be filed on EDGAR tagged as correspondence. Please note that the Company has separately filed a request for acceleration pursuant to Rule 461 of the Securities Act.
Form S-3
Incorporation of Certain Documents by Reference, page 29
1.	Please update your financial statements as required by Rule 8-08 of Regulation S-X before requesting the acceleration of the effectiveness of your registration statement.

Response:
     The Company filed Pre-Effective Amendment No. 1 to the S-3 on April 7, 2008, which updates its financial statements by incorporating by reference the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Tim Buchmiller
April 7, 2008

Exhibit 5
2.	Please file a final, signed opinion.

Response:

The Company filed a signed legal opinion with its Pre-Effective Amendment No. 1.
* * * * *
We are looking forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact the undersigned at (949) 223-7103.
Very truly yours,
/s/ Randolf W. Katz
Randolf W. Katz
cc: Akio Ariura